-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES RESULTS OF DISCOUNT INVESTMENT CASH TENDER OFFER FOR CERTAIN OF ELRON'S SHARES

Tel Aviv, Israel November 30, 2006 - Elron Electronic Industries Ltd. (NASDAQ and TASE:ELRN) today announced that further to Elron's announcement on October 25, 2006, Discount Investment Corporation Ltd. (“DIC”) has publicly announced that, pursuant to its tender offer for ordinary shares of Elron, it is purchasing 352,183 ordinary shares for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. As a result, DIC's holding in Elron will increase from approximately 47.6% to approximately 48.8% of the outstanding ordinary shares.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555

elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).